
June 6, 2025

Matthew Simpson
Chief Executive Officer and Director
Brazil Potash Corp.
198 Davenport Road
Toronto, Ontario, Canada, M5R 1J2

> **Re: Brazil Potash Corp.**
> **Registration Statement on Form F-1**
> **Filed June 2, 2025**
> **File No. 333-287711**

Dear Matthew Simpson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rebecca G. DiStefano, Esq.